

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

Via E-mail
Chester L.F. Paulson
President and Chief Executive Officer
Paulson Capital Corp.
811 SW Naito Parkway, Suite 300
Portland, Oregon 97204

> **Re:     Paulson Capital Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 26, 2013**
> **Form 8-K filed July 26, 2013**
> **File No. 000-18188**

Dear Mr. Paulson:

We have limited our review of your filings to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.    Please amend your preliminary proxy statement to include your financial statements and the proxy card.

2.    We refer to your Form 8-K filed on August 6, 2013 and the terms of the subscription and escrow agreements filed with your Form 8-K on July 26, 2013.  Please disclose the impact of the NASDAQ deficiency letter on the private placement transaction and clarify whether you intend to regain compliance prior to your shareholders' meeting.

Proposal Two – Amendment and Restatement of the Articles of Incorporation to Increase the Number of Authorized Capital Stock

3.    Please note that Rule 14a-4(b)(1) requires you to separately break out on the proxy each matter that is presented for shareholder vote to allow shareholders an opportunity to vote on each separately.  Please revise as separate proposals:

- the increase in the number of authorized shares; and

- the amendment of the terms of your preferred stock to "blank check" preferred.

Proposal Three – Reverse Stock Split of Our Capital Stock

4.    If a reverse stock split is implemented, will you amend the articles of incorporation to reduce the number of authorized shares using the same ratio?  If not, please disclose that the reverse stock split will result in additional shares being available for issuance and further dilution.

5.    Please clarify whether a reverse stock split could occur prior to the close of the private placement.  If the reverse stock split could occur prior to the close of the private placement, please clarify whether the number of shares issued in the private placement would be reduced accordingly.

Proposal Four – Authorization to Issue Securities in One or More Non-Public Offerings in Accordance with NASDAQ Marketplace Rule 5635

Proposed Financing and Restructuring

6.    Please identify the investors involved in the July 25, 2013 agreements.  Also, indicate whether the private placement transaction constitutes a change in control.

7.    The statement that the Board of Directors "reserves the right to amend, change or supplement the below terms" is overly broad and appears to indicate that the Board can revise the number and combination of securities in each unit.  Please revise to clarify which terms the Board has the ability to revise.

8.    Your request for approval to issue securities to unidentified parties, which may result in a change in control on terms that the Board determines to be in the best interest of company, is overly broad and therefore not appropriate for inclusion in the proxy statement.  Please revise to remove the request for shareholder approval for future issuances pursuant to unknown terms.

Formation of Liquidating Trust

9.      We refer to your disclosure regarding the restructuring of your broker-dealer business and a new overall business model.  Please describe these new business initiatives.

Proposal Five – Approval of the Change in the Company's State of Incorporation to Delaware from Oregon

10.     We note that the proposed Delaware Certificate of Incorporation provides for 90 million common shares and 30 million blank check preferred shares.  Please revise the description of the proposal to describe the differences between your current Certificate of Incorporation and Bylaws and the proposed Certificate of Incorporation and Bylaws.

Form 8-K filed July 26, 2013

11.     We note that you have filed the form of agreements, as opposed to executed agreements, as exhibits 10.1 – 10.6 to your Form 8-K filed on July 26, 2013.  Please amend to provide complete, executed agreements as exhibits to your Form 8-K.

12.     We note that Charles L.F. Paulson has signed your Form 8-K in the capacity of President and Chief Executive Officer.  However, we note that your website indicates that Trent Davis serves as President and Chief Executive Officer.  Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,


/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director